UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Kala Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

483119103

(CUSIP Number)

RA Capital Management, L.P.

200 Berkeley Street, 18th Floor

Boston, MA 02116

Telephone: 617.778.2500

Attn: Peter Kolchinsky

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 26, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483119103

1	Names of Reporting Persons. RA Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 6,194,789 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 6,194,789 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,194,789 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.53%[1]
14	Type of Reporting Person (See Instructions) IA, PN

1 The reporting person is the beneficial owner of 6,194,789 shares of the Issuer’s Common Stock which constitute approximately 8.53% of the class outstanding. The percentage calculation assumes that there are currently 72,634,005 outstanding shares of Common Stock of the Issuer, based on the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) on May 16, 2022 and giving effect to 40,000 vested Restricted Share Units issued to Mr. Rajeev Shah for the benefit of RA Capital.

CUSIP No. 483119103

1	Names of Reporting Persons. Peter Kolchinsky
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 6,194,789 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 6,194,789 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,194,789 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.53%[2]
14	Type of Reporting Person (See Instructions) HC, IN

2 The reporting person is the beneficial owner of 6,194,789 shares of the Issuer’s Common Stock which constitute approximately 8.53% of the class outstanding. The percentage calculation assumes that there are currently 72,634,005 outstanding shares of Common Stock of the Issuer, based on the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) on May 16, 2022 and giving effect to 40,000 vested Restricted Share Units issued to Mr. Rajeev Shah for the benefit of RA Capital.

CUSIP No. 483119103

1	Names of Reporting Persons. Rajeev Shah
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 6,194,789 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 6,194,789 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,194,789 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.53%[3]
14	Type of Reporting Person (See Instructions) HC, IN

3 The reporting person is the beneficial owner of 6,194,789 shares of the Issuer’s Common Stock which constitute approximately 8.53% of the class outstanding. The percentage calculation assumes that there are currently 72,634,005 outstanding shares of Common Stock of the Issuer, based on the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) on May 16, 2022 and giving effect to 40,000 vested Restricted Share Units issued to Mr. Rajeev Shah for the benefit of RA Capital..

CUSIP No. 483119103

1	Names of Reporting Persons. RA Capital Healthcare Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 6,194,789 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 6,194,789 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,194,789 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.53%[4]
14	Type of Reporting Person (See Instructions) PN

4 The reporting person is the beneficial owner of 6,194,789 shares of the Issuer’s Common Stock which constitute approximately 8.53% of the class outstanding. The percentage calculation assumes that there are currently 72,634,005 outstanding shares of Common Stock of the Issuer, based on the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) on May 16, 2022 and giving effect to 40,000 vested Restricted Share Units issued to Mr. Rajeev Shah for the benefit of RA Capital..

CUSIP No. 483119103

SCHEDULE 13D

Item 1.	Security and Issuer

Item 1 of the Statement is hereby amended and supplemented as follows:

This Amendment No. 6 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2018, as amended by Amendment No. 1 filed on October 5, 2018, Amendment No. 2 filed on March 13, 2020, Amendment No. 3 filed on October 25, 2021, Amendment No. 4 filed on April 1, 2022, and Amendment No. 5 filed on May 25, 2022 (the “Statement”) by RA Capital Management, L.P., Dr. Kolchinsky, and Mr. Shah with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Kala Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”) and serves as the initial Schedule 13D for RA Capital Healthcare Fund, L.P. (the “Fund”). Unless otherwise defined herein, capitalized terms used in this Amendment No. 6 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and supplemented as follows:

(a) and (b) See Items 7-11 of the cover pages and Item 2 above.

(c) Schedule A sets forth all transactions with respect to the shares of Common Stock effected during the past sixty days by any Reporting Person and is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 483119103

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 31, 2022

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
Name:	Peter Kolchinsky
Title:	Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Healthcare Fund GP, LLC
Its:	General Partner

By:	/s/ Peter Kolchinsky
Name:	Peter Kolchinsky
Title:	Manager

CUSIP No. 483119103

Schedule A

Name	Date of Transaction	Number of Shares Acquired / (Disposed)	Transaction	Price per Share

RA Capital Healthcare Fund, L.P.	05/26/22	1,005,686 Common Stock	Sale	$0.30[6]

RA Capital Healthcare Fund, L.P.	05/27/22	500,000 Common Stock	Sale	$0.51[7]

RA Capital Healthcare Fund, L.P.	05/31/22	344,824 Common Stock	Sale	$0.35[8]

6 This transaction was executed in multiple trades at prices ranging from $0.35 to $0.39; the price reported above reflects the weighted average sale price. The Reporting Persons hereby undertake to provide full information regarding the number of shares and prices at which these transactions, and all other transactions reported in this 13D/A, were effected upon request to the staff of the Securities and Exchange Commission.

7 This transaction was executed in multiple trades at prices ranging from $0.35 to $0.36, the price reported above reflects the weighted average sale price.

8 This transaction was executed in multiple trades at prices ranging from $0.35 to $0.37, the price reported above reflects the weighted average sale price.

CUSIP No. 483119103

EXHIBIT 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of May 31, 2022, is by and among RA Capital Management, L.P., Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the foregoing are collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to Common Stock, par value $0.001 per share of Kala Pharmaceutics, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
Name:	Peter Kolchinsky
Title:	Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Healthcare Fund GP, LLC
Its:	General Partner

By:	/s/ Peter Kolchinsky
Name:	Peter Kolchinsky
Title:	Manager